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Date 12 July 2004

RECEIVED
2004 JUL 26 A 11:53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Legal & General

Legal & General Group
Temple Court
11 Queen Victoria Street
London EC4N 4TP

Telephone 020 7528 6200
Fax 020 7528 6222
www.legalandgeneral.com

The US Securities and Exchange Commission
Office of International Corporate Finance
450 Frith Street NW
Mail Stop 3-9
Washington DC 205-49

04035748

SUPPL

Dear Sirs

12g-2(b) Submission – Exemption 82-3664

I enclose, on behalf of Legal & General Plc, an English company, the following information persuant to the exemption from the Securities Exchange Act of 1934 amended, afforded by Rule 12g3-2(b) thereunder.

- Trading and Annuity Statement - 2 July 2004
- Directorate Change Announcement - 5 July 2004

Please stamp and return the enclosed receipt copy letter.

Yours faithfully

P N Horsman
Head of Investor Relations

dlw 7/26

PROCESSED
JUL 26 2004
THOMSON FINANCIAL